John R. Utzschneider

Direct Phone:	617.951.8852
Direct Fax:	617.951.8736

john.utzschneider@bingham.com

May 12, 2008

Via EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Milestone AV Technologies, Inc.

Registration Statement on Form S-1

File No. 333-146357

Dear Mr. Spirgel:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Milestone AV Technologies, Inc. (f/k/a CSAV Holding Corp.) (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File No. 333-146357) filed on September 27, 2007 by Milestone AV Technologies, Inc. , as amended by (i) Amendment No. 1 to the Registration Statement filed on November 8, 2007, (ii) Amendment No. 2 to the Registration Statement filed on November 26, 2007, (iii) Amendment No. 3 to the Registration Statement filed on December 4, 2007 and (iv) Amendment No. 4 to the Registration Statement filed on December 12, 2007, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates, at this time. The Registrant believes that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as mandated by Rule 477 of the Securities Act. The Registrant confirms that no securities have been sold pursuant to the Registration Statement; and the Registrant requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant at Milestone AV Technologies, Inc., 8401 Eagle Creek Parkway, Suite 700, Savage, Minnesota, 55378 with a copy to the Registrant’s Counsel, Bingham McCutchen LLP, Attn: John R. Utzschneider, 150 Federal Street, Boston, Massachusetts, 02110.

If you have any questions with respect to this matter, please contact John R. Utzschneider of Bingham McCutchen LLP at 617-951-8852.

Sincerely yours,

/s/ John R. Utzschneider

John R. Utzschneider

cc:	Scott Gill (Milestone AV Technologies, Inc.)